OHMYHOME LIMITED

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

March 24, 2025

VIA EDGAR

Ms. Isabel Rivera

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	OHMYHOME LIMITED (the “Company”)
Registration Statement on Form F-3
(File No. 333-285637) (the “Registration Statement”)

Dear Sirs,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 6:00 a.m. on March 26, 2025, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Loeb & Loeb LLP.

[Signature page follows]

Very truly yours,

OHMYHOME LIMITED

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Director and Chief Executive Officer